82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031221

REGISTRANT'S NAME Hong Kong Land Holdings

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 25 2002
THOMSON FINANCIAL

FILE NO. 82- 2964 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 4/17/02



Hongkong Land Holdings Limited

Annual Report 2001



Contents

Highlights	1
Corporate Overview	2
Chairman's Statement	4
Chief Executive's Review	6
Financial Review	11
Five Year Summary	16
Directors' Profiles	17
Financial Statements	18
Report of the Auditors	46
Corporate Governance	47
Notice of Annual General Meeting	50
Shareholder Information	52
Management and Offices	53
Report of the Valuers	54
Property Portfolio	55
Properties in Hong Kong's Central Business District	56

Corporate Information

Directors
Simon Keswick Chairman
Percy Weatherall Managing Director
Nicholas Sallnow-Smith Chief Executive
Charles Allen-Jones
George Ho OBE
Jenkin Hui
Sir Yuet-Keung Kan GBE
Brian Keelan
Henry Keswick
R C Kwok
C G R Leach
Kenneth Lo OBE

Company Secretary and Registered Office
C H Wilken
Jardine House 33-35 Reid Street Hamilton Bermuda

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

The primary share listing of the parent company, Hongkong Land Holdings Limited, is in London, with secondary listings in Singapore and in Bermuda.

The Landmark in Central (front cover)
Hong Kong's premier shopping destination.

Jardines
A member of the Jardine Matheson Group

Highlights

- **8% decline in property values reflects weak rental market**
- **Occupancy in Hong Kong Central portfolio remains high**
- **Chater House over 50% pre-let**
- **Significant commercial site acquired in Singapore joint venture**
- **Debt profile enhanced by global bond issue**

- **Results**

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties		
Change %	2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m	Change %
(10)	208	**188**	**Underlying profit**	**213**	230	(7)
(65)	333	**116**	**Net profit/(loss)**	**(416)**	2,244	n/m
(44)	832	**465**	**Shareholders' funds**	**6,048**	6,947	(13)
153	531	**1,341**	**Net borrowings**	**1,341**	531	153
%	US¢	**US¢**		**US¢**	US¢	%
(4)	8.27	**7.91**	**Underlying earnings per share**	**8.94**	9.11	(2)
(63)	13.23	**4.88**	**Earnings/(loss) per share**	**(17.49)**	89.09	n/m
(4)	7.87	**7.59**	**Cash flow per share**	**7.59**	7.87	(4)
–	9.00	**9.00**	**Dividends per share**	**9.00**	9.00	–
%	US$	**US$**		**US$**	US$	%
(40)	0.35	**0.21**	**Net asset value per share**	**2.72**	2.91	(7)

The Group's financial statements are prepared under International Accounting Standards ("IAS") which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the Highlights, Chairman's Statement, Chief Executive's Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Corporate Overview

Hongkong Land's Strategy for Growth

Market Leadership in Hong Kong

Hongkong Land will maintain a leadership position in Hong Kong's Central business district where it owns and manages some 5,000,000 sq. ft (of which 500,000 sq. ft is currently being redeveloped) of prime office and retail space.

Property Investments in Asia

The Group will seek commercial and residential property developments in Asia for long-term investment and for trading. It currently has projects underway in Hong Kong and the Philippines, and investments in Mainland China, Singapore and Vietnam.

Infrastructure Investments in Asia

The Group will expand its portfolio of infrastructure interests in the Region. Hongkong Land currently has interests in the container port, water treatment, power, logistics and toll road sectors.

Shareholder Value

The Group aims to build sustainable streams of value for its shareholders, whilst maintaining financial strength through a policy of prudent financing and investment.

Group Structure

Hongkong Land Holdings Limited is incorporated in Bermuda and listed in London, Singapore and Bermuda, and has a sponsored American Depositary Receipt programme. Hongkong Land Limited manages the operations of the Group from Hong Kong and provides services to Hongkong Land China, which holds the Group's property interests in China, Hongkong Land International, which holds the Group's property interests elsewhere, and to Hongkong Land Infrastructure, which holds the Group's infrastructure interests.

Commercial Property



1063 King's Road, Hong Kong



One Raffles Link, Singapore

Infrastructure



China Infrastructure Group



China Water Company



Tradeport Hong Kong

Residential Property



Roxas Triangle Tower, The Philippines



Maple Place - Beijing, China

Chairman's Statement

Overview

2001 saw weakening sentiment in the office market in Hong Kong, with the events in the United States in September accelerating the decline. The effect of this has been mitigated in Central by a lack of supply, with occupancy in high quality buildings remaining firm. Elsewhere in the region markets were also difficult, except in Mainland China where underlying growth in demand has continued, albeit at a slower pace.

Performance

Net rental income was little changed in 2001 as reversions were largely neutral over the course of the year, but higher levels of debt, following the share repurchases completed in January 2001, led to increased financing charges. Underlying earnings, which exclude net valuation deficit on investment properties and asset impairment provisions and disposals, fell by 7% to US$213 million. Underlying earnings per share reduced by 2% on 2000 to US¢8.94.

The annual independent valuation of the Group's investment property portfolio led to a net valuation deficit of US$600 million, which under the new provisions of revised International Accounting Standards is now taken through the profit and loss account. After this deficit and US$29 million of asset impairment provisions and disposals the reported loss for the year was US$416 million.

Largely due to the net valuation deficit, shareholders' funds were reduced by US$899 million, or 13%, to US$6,048 million compared with end 2000. The impact in the reduction in asset values on net asset value per share was tempered by the Group's action in December 2001 when it bought back and cancelled a further 6.7% of its share capital at a cost of US$295 million. As a consequence of this decrease in the number of shares outstanding, net asset value per share at 31st December 2001 benefited by 3%, restricting the overall fall in the year to 7%.

The Directors recommend a final dividend of US¢5.50 per share which, together with the interim dividend of US¢3.50 per share, gives an unchanged total annual dividend.

Strategic Review

The Group's core portfolio of prime assets will be strengthened by the completion this year of Chater House, at the heart of Hong Kong's Central district. We continue to make strategic investments focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and our new residential site at Central Park in Beijing, and refurbishments, of which the upgrade of the Alexandra House retail podium in Hong Kong beginning this year is the latest example. This consistent focus on well-located prime assets continues to yield the benefits of premium levels of rent and occupancy, together with the ability to build valuable long-term relationships with high quality tenants.

The Group took advantage of the decline in US dollar interest rates to enhance its debt profile. We raised US$600 million on excellent terms through a maiden ten-year global bond issue, enabling the Company to diversify its source of debt financing and lengthen the maturity of its debt. The Group's strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing this favourable access to financial markets.

People

We welcomed two Directors to the Board in 2001. Brian Keelan joined in July from UBS Warburg, and Charles Allen-Jones, formerly Senior Partner of the law firm Linklaters & Alliance, was appointed in December. Francis Heng was appointed Chief Financial Officer in December 2001.

Our focus on high quality assets needs to be matched by the delivery of high quality services, both to our tenants and to other business partners. Neither could have been achieved without the excellent employees that define our business. My thanks go to them for their untiring work in challenging times.

Outlook

The outlook for our core market is closely tied to the timing and strength of global economic recovery, especially in the United States. From a medium-term perspective, however, the present period of weakness has significantly deterred investment in new supply so that when demand recovers we should see a positive response in values and rentals in Hongkong Land's prime locations.

Simon Keswick
Chairman
26th February 2002

Strategic Focus

2001 was a difficult year in many respects. Nevertheless, it afforded opportunities for each of our three business segments to take significant steps in developing strategically.

- Our Commercial Property business secured a major site, in joint venture, on the Marina South extension of the CBD in Singapore.
- Our Residential Property business entered into a joint venture agreement to develop an excellently-located 300,000 sq. m. site in Beijing.
- Our Infrastructure business, in joint venture with leading airport industry partners, was awarded the concession to build a logistics terminal at Hong Kong International Airport.

Commercial Property

Central Portfolio

The sharp upturn in market rents in Hong Kong's Central district that characterised the year 2000 was already slowing by the year-end. Deteriorating global financial markets weakened demand for commercial space in the first half of 2001. Because forthcoming supply is limited to our own Chater House, this had only a modest impact on market rents. The psychological effect of the September 11th attacks in the US damaged sentiment further, however, with the potential availability of surrendered or sub-let space creating downward pressure on the market.

As was typical in previous periods of market weakness, high quality, landlord-owned buildings have out-performed less well-located strata-titled properties. Vacancy in prime properties in Central remains in single figures, and in our own portfolio is under 5%. With the delay in the likely release of IFC II, the outlook for supply in the near term in

Central portfolio tenant profile by area occupied (%)


1996
52 Banks and fund management
14 Legal
8 Trading
5 Governments
4 Accounting
4 Property
3 Computing
10 Others
2001
48 Banks and fund management
20 Legal
3 Trading
6 Governments
8 Accounting
4 Property
- Computing
11 Others

Central is even more restricted. With supply static, rents will be driven by demand, where the uncertain outlook is heavily dependent on US economic recovery and the prospects for growth in our tenants' businesses. For our office tenants, concentrated in the financial services and professional sectors, China's growing need to tap global capital markets is key to a turnaround in sentiment. In the retail sector, despite the weak consumer demand in the territory as a whole, the luxury brands, where our portfolio is focused, have performed relatively more strongly and demand for space still exceeds supply.

If we are to maximise the value of our core portfolio, we need to ensure it remains fresh and competitive. Our range of investment programmes supporting this goal include both visible enhancements and equally important operational and service upgrades. 2001 saw the completion of the renovation of the bridge network connecting our Central properties, ready for the opening of the new Chater House at its centre. Chater House itself is more than 50% pre-let and, together with the forthcoming renovation of the Alexandra House retail podium, demonstrates Hongkong Land's commitment to the consistent upgrading of its portfolio over time. Less visibly, 2002 will see the completion of a 5-year programme to upgrade the mechanical and electrical support in the Landmark office towers, providing levels of redundancy in power and air-conditioning capacity far exceeding the original specification of these original buildings.

Across the portfolio, we are now building out mobile telephony and broadband networks to provide IT and telecommunication service levels that will match or exceed the infrastructure in newer buildings. This commitment to the provision of leading edge services and the highest quality property management is one of the keys to tenant retention, particularly those whose businesses depend on being able to rely on their landlord's long-term commitment to quality services.

Other Commercial Properties

The commercial property market in Singapore in 2001 reflected the weakness of the local economy, with softening rents and capital values. One Raffles Link, however, has established a premium position in the market and maintained its 100% occupancy level. In February, a consortium in which Hongkong Land partnered with Keppel Land and Cheung Kong Holdings successfully tendered for the first site to be offered on the Marina South extension to Singapore's CBD. The consortium will construct over 1.6 million sq. ft GFA of high grade commercial space on the site over the next 4 years. Government approval has been obtained for the consortium's plans for the site, consisting of two office towers. A 18-storey, 31,000 sq. ft net floor plate will be specified to meet financial

Central portfolio average office rent (US$/sq. ft per month)



6.14
5.83
6.45
7.76
8.43
8.35
8.02
7.20
5.93
5.63
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

services requirements, complemented by a 42-storey, 18,000 sq. ft net floor plate tower. On its completion, Hongkong Land will be invested in two of the largest floor plate office buildings in Singapore.

Our two office buildings in Vietnam continue to command premium rents, although the market has yet to show any material signs of recovery. In the medium term, the trade agreement with the US and the more open approach the authorities are taking to the international trading community will be positive for values.

In October, the Group announced a small investment in Gaysorn Plaza, a centrally-located retail centre in Bangkok. The investment – which will fund the complete refurbishment of the asset – gives the Group an effective interest of 31.5% alongside high quality local partners. The refurbishment will be completed later in 2002, and the centre has already attracted top quality tenants and is 60% pre-let.

Residential Property

The Group entered into a joint venture in May with the Vantone Group in Beijing. The joint venture has now received initial approval for a residential complex of more than 300,000 sq. m. called Central Park in the Central Business District. The development will be built out in four phases over the next five years. Interest in the first phase has been very encouraging, and a strong response is anticipated when pre-sales commence in 2002. At our existing investment in Beijing at Maple Place, occupancy has been maintained at over 70% despite the weakness in the global economy. The Group's interest in this development has reduced from 40% to 35% following a restructuring designed to allow Rodamco Asia to take a majority stake.

In the Philippines, our luxury apartment joint venture development at Roxas Triangle in Manila was completed and launched in the fourth quarter. While 50% of the units have been sold, sales activity is weak. The quality of the product has, however, been widely acknowledged as setting a new standard in the Philippines.

Grosvenor Land, our residential property fund joint venture with Grosvenor Estates, raised fresh capital during the year and has increased its equity funds to US$70 million. To date, some 60% of this has been invested in 10 purchases, predominantly in Hong Kong.

In the Group's growing wholly-owned residential business in Hong Kong, the redevelopment of our site at Belcher's Street in Western District is now under way. Demolition is in progress and building plan approval has been obtained with completion expected in early 2004. A further site in Western, at Victoria Road, and a larger site in Tai Hang Road, where the Group has entered into a development agreement with the existing owners, are both the subject of planning review which will be determined during the course of 2002. While the residential market in Hong Kong remained weak throughout 2001, the Group's residential portfolio, both wholly owned and its interest in Grosvenor Land, is fully let and generating acceptable yields.

Infrastructure

In 2000, we noted our intention to add investments in the logistics field to our existing Infrastructure portfolio. During 2001, this objective was met, with the success of the Tradeport consortium, in which Hongkong Land has a 30% stake, in winning the concession to build a 42,000 sq. m. logistics centre at Hong Kong International Airport. Construction is already in progress and expected to be completed in 2003. Separately, the Group has a 33% stake in a logistics site in Penang, Malaysia. In December 2001, we complemented these investments by signing a joint venture agreement for a 36% interest to develop a logistics facility on the Zhang Jiang Hi-Tech Park in Shanghai. Construction is expected to be completed in 2003.

In the port sector of the portfolio, work continues on the CT9 development where Hongkong Land has a 28.5% interest in the ACT consortium. Although construction has been slower than planned, this is not expected significantly to affect the timing of the delivery of the berths which ACT will swap with berths in CT8 on completion. China Infrastructure Group, in which the Group took a 24% stake at the end of 2000, saw rapid growth in both activity and profit at its Zhapu facility, while the business licence to operate in Phase 2 of the Zhapu development was obtained late in the year. Additional equity investment raised our stake in the company to 43% by year end.

Also in Mainland China, China Water Company continued to secure good investment opportunities, with five plants operational, two under construction, and other joint ventures under negotiation. Central China Power faced a more difficult market. Coal prices rose, as a result of Central Government policy to close marginal coal producers, while tariffs and volume failed to compensate. With no significant prospects for improvement, and consequently little opportunity for profitable growth of the business, the company's management decided to exit the sector through the sale of individual plants. By the year end, investor interest in the generating capacity at San Men Xia had been obtained, with negotiation on terms continuing. Although values to be achieved on sale are not yet known, the Group has decided to provide against the likely shortfall against carrying value in the 2001 accounts.

Winstar Communications Hong Kong, a joint venture in which Hongkong Land has invested US$3 million for a 25% interest, was affected by the bankruptcy of both Winstar

Communications, the US-based partner, and PSINet, the wireless local loop "LMDS" licensee on whose behalf the joint venture was building out a network in Hong Kong. A series of steps were taken in 2001 to minimise the risks posed by these events. The LMDS licence has been acquired from PSINet and the liabilities of the joint venture significantly reduced. The strategic position of the business will be reassessed in 2002.

Corporate Developments

2001 saw the Group undertake two major refinancings. In March the Group's first unsecured syndication was signed, raising HK$6.38 billion (US$818 million) in 5 and 7 year tranches. This was followed in April by the Group's first global bond offering. Investor interest was strong and the planned size of the bond doubled to US$600 million. This 10-year issue, combined with the Hong Kong Dollar syndication, raised the equivalent of US$1.4 billion with an average life of 7.5 years.

In December, the Group purchased and cancelled a block of 165.7 million of its own shares at a price of US$1.78 per share. The opportunity to acquire such a substantial stake at market price has enabled the Group to raise earnings and net asset value per share, and lift gearing to the levels planned at the time of the December 2000 tender offer to buy-back up to 10% of shares in issue.

Taken together, these transactions represent a significant step in restructuring the Group's capital structure, raising the efficiency of the balance sheet while at the same time lengthening debt maturities.

Outlook

In conclusion, despite a very competitive market, occupancy in our core portfolio held up well, and we were able to secure important development opportunities in the commercial, residential and infrastructure sectors of our business. With our sound financial position and well motivated people we can look beyond the current downturn with confidence.

Nicholas Sallnow-Smith
Chief Executive
26th February 2002

Financial Review

In 2001, the Group implemented two new International Accounting Standards, namely IAS 39 – Financial Instruments: Recognition and Measurement and IAS 40 – Investment Property. In particular, IAS 40 requires our investment properties to be held in the balance sheet at depreciated cost, rather than at market value. To allow shareholders to assess the Group's value, market values of our properties are reflected in supplementary financial information, which is presented alongside the IAS figures. This information is prepared, as were our accounts in previous years, holding investment properties at a valuation assessed by independent valuers. This practice is in line with the generally accepted accounting practice in the territories in which the Group has significant lease-hold interests, and reflects how the Group's performance is measured.

Overview

2001 saw increased volatility in world financial markets. Equity and real asset values were generally depressed. Currency values of some weaker economies came under greater scrutiny. Decisive interest rate cuts in Hong Kong, led by the United States, limited the impact on asset values. Interbank short-term interest rates in Hong Kong Dollars fell sharply from 5.8% p.a. in early 2001 to end the year at 2.1% p.a., or a drop of 3.7% for the year.

Net debt as a percentage of equity



Gearing
Equity
7%
9%
12%
8%
22%
'97
'98
'99
'00
'01

The Group took advantage of the favourable debt market environment for high-quality borrowers to source fresh funding facilities. After raising HK$6.38 billion (US$818 million) through a 5 and 7-year syndicated loan facility in early 2001, the Group completed its maiden United States Dollar global bond issue, raising US$600 million with a 10-year term. This bond is rated A3/A- by Moody's and Standard and Poor's respectively. As a result of the bonds issuance, the Group has broadened the source as well as lengthened the maturity of its debt facilities. During the year, a further US$524 million in bank lines were negotiated. In aggregate, total fresh funding facilities of US$1.94 billion were arranged in 2001.

Cash flow remained good but was inevitably affected by higher financing charges as underlying net debt rose. Nevertheless the relatively low level of net gearing in the business and substantial unutilised committed lines, enables the Group to maintain a high dividend payout ratio.

Although the business outlook remains uncertain, the high quality of our tenant profile mitigates the risk of tenant default. At the end of the year, the level of overdue receivables was very low.

Results

The presentation of the Group's results has been affected by the changes in International Accounting Standards. In particular, IAS 40 requires changes in capital value of investment properties be taken to the profit and loss account instead of property revaluation reserve.

In addition, provision has been made for changes in the value of investments, principally Central China Power.

Excluding these valuation movements, the fall in earnings was 7%, with underlying earnings per share falling 2% from US¢9.11 to US¢8.94. This figure was enhanced as a result of the reduced number of shares in issue following share repurchases.

Net financing charges in 2001 were US$52 million, as higher average debt balances were recorded in 2001, notwithstanding the year on year reduction in average interest rates. Taking account of interest rate swaps, overall interest rates paid in Hong Kong Dollars remained at 6%. Interest cover remained strong at 4 times, while US$5 million of interest relating to development properties was capitalised, up from US$3 million in 2000.

Review of Asset Values

The Group's practice is to have investment properties valued independently by professional valuers every year. The resulting net revaluation deficit of US$600 million has accordingly been taken to the profit and loss account.

Despite the fall in the value of investment properties, the proportion of the Group's net operating assets denominated in Hong Kong Dollars remained at 86% at the end of 2001. The Group's other investments in non-US Dollar assets amounted to some 6% of the Group's total net assets.

The Group's net asset value per share fell 7% from US$2.91 to US$2.72.

Cash Flow

Cash flow per share was US¢7.59, 4% less than 2000. This cash (US$181 million) together with debt draw-down was applied to the payment of dividends (US$215 million), convertible bond redemption (US$307 million) and capital expenditure on developments, joint ventures and investments (US$197 million).

Underlying net debt rose from US$531 million to US$1,341 million, raising balance sheet gearing to 22%.

Cash flow per share (US¢)



15.30
13.27
9.57
7.87
7.59
'97
'98
'99
'00
'01

Shareholders' Return

The Board has recommended a final dividend of US¢5.50 per share payable in cash, taking the total for the year to US¢9.00 per share, unchanged from 2000.

During 2001 the Group acquired and cancelled 165.7 million of its own shares at a cost of US$295 million. These shares amounted to 6.7% of the issued share capital at 31st December 2000. These repurchases, together with those made pursuant to the tender offer for 131.5 million shares at the end of 2000 for US$292m, have enhanced shareholders' return while maintaining adequate resources to pursue our development plans.

Audit Committee

The audit committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Hongkong Land Limited.

The audit committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from internal auditors. The committee reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the committee meetings by invitation.

Treasury & Financial Risk Management, Objectives and Policies

The main objectives of the Group's treasury policies are to manage the Group's assets and liabilities so as to reduce appropriately its exposure to fluctuations in exchange and interest rates, and to provide a degree of certainty about cost. Some of the tools used are derivative instruments. Treasury transactions unrelated to underlying financial exposures are prohibited.

Credit Risk

Treasury and financing operations involve the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate financial exposure to any individual counterparty.

Interest Rate Risk

The Group continues to use interest rate swaps to reduce exposure to interest rate risks. As at 31st December 2001, 45% of the Group's borrowings were at fixed interest rates, including the US Dollar bonds. Within this total for all currencies, 49% of the Group's borrowings in Hong Kong Dollars were fixed. Interest rate swaps are also used to fix the income on a portion (currently 64%) of the Group's US Dollar cash.

Liquidity Risk

To facilitate a swift response to investment opportunities, a significant level of liquidity is retained. At the year end 82% of the Group's surplus cash of US$569 million was in US Dollars.

Exchange Rate Risk

The Group's policy on exchange rate risk management is to hedge known foreign exchange transactional liabilities where feasible and cost effective. For the management of balance sheet translation risk, assets are partially hedged if these are material. Of the Group's gross assets in Hong Kong, 24% are hedged through Hong Kong Dollar denominated borrowings. Outside Hong Kong, the value of the Group's investment in Singapore has been substantially hedged through Singapore Dollar denominated debt.

Financing

At 31st December 2001 the Group had total financing facilities of US$3.4 billion (US$2.7 billion in 2000), of which US$2.8 billion are bank facilities. 97% of these are committed. At the balance sheet date, drawings comprised 55% of all available facilities, or 57% of committed lines.

Year end debt summary

	2001 US$m	2000 US$m
US$ convertible bonds	**–**	307
US$ bonds	**596**	–
US$ bilateral loans	**4**	117
HK$ bonds	**–**	64
HK$ bilateral loans	**1,093**	1,416
S$ bilateral loans	**216**	120
Vietnamese Dong loans	**1**	1
Gross debt	**1,910**	2,025
Cash	**362**	1,300
Liquid investment portfolio	**207**	194
Net debt	**1,341**	531

Francis Heng
Chief Financial Officer
26th February 2002

Five Year Summary

Prepared in accordance with International Accounting Standards as modified by the revaluation of leasehold properties

	1997 US$m	1998 US$m	1999 US$m	2000 US$m	**2001** **US$m**
Net profit/(loss)	(459)	(3,666)	399	2,244	**(416)**
Underlying profit	407	370	265	230	**213**
Properties	9,159	5,293	5,560	7,633	**7,118**
Net borrowings	618	480	608	531	**1,341**
Shareholders' funds	9,056	5,072	5,226	6,947	**6,048**
	US$	US$	US$	US$	**US$**
Net asset value per share	3.57	2.01	2.07	2.91	**2.72**
	US¢	US¢	US¢	US¢	**US¢**
Cash flow per share	15.30	13.27	9.57	7.87	**7.59**

Underlying earnings/dividends per share (US¢)



Underlying earnings
Dividends
15.60
12.00
14.65
9.00
10.48
9.00
9.11
9.00
8.94
9.00
'97
'98
'99
'00
'01

Net asset value per share (US$)



3.57
2.01
2.07
2.91
2.72
'97
'98
'99
'00
'01

Directors' Profiles

Simon Keswick Chairman

Mr Simon Keswick has been a Director of the Group's holding company since 1983. He was Chairman from 1983 to 1988 and was subsequently re-appointed in 1989. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm International Holdings and Mandarin Oriental International, and a director of Jardine Lloyd Thompson, Jardine Matheson Holdings and Jardine Strategic Holdings. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Percy Weatherall Managing Director

Mr Weatherall was appointed as Managing Director in 2000, having first joined the Board in 1994. He joined the Jardine Matheson group in 1976 during which time he has held several senior executive positions. He is managing director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International. He is also chairman of Jardine Matheson Limited.

Nicholas Sallnow-Smith Chief Executive

Mr Sallnow-Smith, a fellow of the Association of Corporate Treasurers, joined the Board in 1998 as Finance Director. He was appointed Chief Executive of the Group and Hongkong Land Limited in 2000. He was formerly group treasurer of the Jardine Matheson group, which he joined in 1993.

Charles Allen-Jones

Mr Allen-Jones joined the Board in December 2001. Mr Allen-Jones was formerly senior partner of Linklaters, where he had been a partner for 33 years. He is also a director of Caledonia Investments and a trustee of the British Museum.

George Ho OBE

Mr Ho has been a Director of the Group's holding company since 1973. He is the honorary chairman of Hong Kong Commercial Broadcasting Co., chairman of HCBC Enterprises, and a director of Jardine Matheson Holdings, ABC Communications (Holdings) and The Bank of East Asia.

Jenkin Hui

Mr Hui joined the Board in 1994 and is a director of Jardine Strategic Holdings, Central Development and a number of property and investment companies.

Sir Yuet-Keung Kan GBE

Sir Yuet-Keung Kan is a Solicitor and has been a Director of the Group's holding company since 1966.

Brian Keelan

Mr Keelan joined the Board in July 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick

Mr Henry Keswick first served on the Board of the Group's holding company between 1970 and 1975 and was re-appointed a Director in 1988. He is chairman of Jardine Matheson Holdings, having first joined the group in 1961, and is also chairman of Jardine Strategic Holdings and vice chairman of the Hong Kong Association. He is a director of Dairy Farm International Holdings and Mandarin Oriental International.

R C Kwok

Mr Kwok is a Chartered Accountant and has been a Director of the Group's holding company since 1981. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings, Mandarin Oriental International and SIIC Medical Science and Technology (Group).

C G R Leach

Mr Leach has been a Director of the Group's holding company since 1985. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Kenneth Lo OBE

Mr Lo is a Solicitor and Notary Public and joined the Board in 1990. He is also a director of Mandarin Oriental International.

Consolidated Profit and Loss Account

For the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000	**2001**			**2001**	2000
US$m	**US$m**	*Note*		**US$m**	US$m
386.5	**396.5**	*1*	Revenue	**396.5**	386.5
(97.1)	**(101.7)**		Recoverable and non-recoverable costs	**(78.2)**	(77.2)
289.4	**294.8**		Net income from properties	**318.3**	309.3
1.2	**0.4**		Other income	**0.4**	1.2
(27.5)	**(28.8)**		Administrative and other expenses	**(28.8)**	(27.5)
263.1	**266.4**			**289.9**	283.0
–	**–**		Fair value (losses)/gains on investment properties	**(598.5)**	2,022.4
125.0	**(72.1)**	*2*	Asset impairments and disposals	**(28.9)**	(9.8)
388.1	**194.3**	*3*	Operating profit/(loss)	**(337.5)**	2,295.6
(41.1)	**(51.7)**	*4*	Net financing charges	**(51.7)**	(41.1)
13.4	**(0.2)**	*5*	Share of results of associates and joint ventures	**(0.7)**	16.6
360.4	**142.4**		Profit/(loss) before tax	**(389.9)**	2,271.1
(27.0)	**(26.3)**	*6*	Tax	**(26.0)**	(26.7)
333.4	**116.1**		Profit/(loss) after tax	**(415.9)**	2,244.4
(0.1)	**(0.1)**		Minority interests	**(0.1)**	(0.1)
333.3	**116.0**	*7*	Net profit/(loss)	**(416.0)**	2,244.3
US¢	**US¢**			**US¢**	US¢
		8	Earnings/(loss) per share		
13.23	**4.88**		– basic	**(17.49)**	89.09
8.27	**7.91**		– underlying	**8.94**	9.11

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 22.

Consolidated Balance Sheet

At 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	Note		**2001 US$m**	2000 US$m
			Net operating assets		
		9	Tangible assets		
735.2	**814.1**		Investment properties	**7,107.0**	7,619.4
6.0	**5.0**		Others	**13.8**	16.2
741.2	**819.1**			**7,120.8**	7,635.6
798.2	**737.6**	10	Leasehold land payments	**–**	–
208.0	**356.4**	11	Associates and joint ventures	**377.6**	229.6
25.1	**17.4**	12	Other investments	**17.4**	25.1
2.4	**2.4**	13	Deferred tax assets	**2.4**	2.4
9.4	**9.4**	14	Pension assets	**9.4**	9.4
1,784.3	**1,942.3**		Non-current assets	**7,527.6**	7,902.1
40.9	**45.0**		Properties held for sale	**45.0**	40.9
35.2	**56.2**	15	Debtors, prepayments and others	**56.2**	35.2
1,493.6	**568.6**	16	Bank balances and other liquid funds	**568.6**	1,493.6
1,569.7	**669.8**		Current assets	**669.8**	1,569.7
(473.5)	**(209.6)**	17	Creditors and accruals	**(209.6)**	(473.5)
(927.3)	**(502.5)**	18	Borrowings	**(502.5)**	(927.3)
(12.6)	**(15.0)**		Current tax liabilities	**(15.0)**	(12.6)
(1,413.4)	**(727.1)**		Current liabilities	**(727.1)**	(1,413.4)
156.3	**(57.3)**		Net current (liabilities)/assets	**(57.3)**	156.3
(1,097.6)	**(1,406.6)**	18	Long-term borrowings	**(1,406.6)**	(1,097.6)
(11.0)	**(12.7)**	19	Deferred tax liabilities	**(15.1)**	(13.6)
832.0	**465.7**			**6,048.6**	6,947.2
			Capital employed		
246.1	**229.5**	21	Share capital	**229.5**	246.1
663.4	**313.6**	22	Revenue and other reserves	**5,896.3**	6,778.4
(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)
831.8	**465.4**		Shareholders' funds	**6,048.1**	6,946.8
0.2	**0.3**		Minority interests	**0.5**	0.4
832.0	**465.7**			**6,048.6**	6,947.2

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 22.

Approved by the Board of Directors on 26th February 2002

Percy Weatherall

Nicholas Sallnow-Smith

Directors

Consolidated Statement of Changes in Shareholders' Funds

For the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
			At 1st January		
5,225.6	**6,946.8**		– as previously reported	**6,946.8**	5,225.6
(4,217.0)	**(6,115.0)**		– effect of adopting IAS 40	**–**	–
1,008.6	**831.8**			**6,946.8**	5,225.6
–	**143.0**		– effect of adopting IAS 39	**143.0**	–
1,008.6	**974.8**		– as restated	**7,089.8**	5,225.6
			Net exchange translation differences		
(10.1)	**(22.4)**		– amount arising in the year	**(22.7)**	(23.1)
19.2	**–**		– transfer to consolidated profit and loss account	**–**	19.2
			Revaluation of other investments		
–	**(83.5)**		– fair value losses	**(83.5)**	–
–	**(2.4)**		– transfer to consolidated profit and loss account on disposal	**(2.4)**	–
			Cash flow hedges		
–	**(18.1)**		– fair value losses	**(18.1)**	–
–	**11.1**		– transfer to consolidated profit and loss account	**11.1**	–
9.1	**(115.3)**		Net (losses)/gains not recognised in consolidated profit and loss account	**(115.6)**	(3.9)
333.3	**116.0**		Net profit/(loss)	**(416.0)**	2,244.3
(227.1)	**(215.2)**	*23*	Dividends	**(215.2)**	(227.1)
(292.1)	**(294.9)**	*21*	Repurchase of ordinary shares	**(294.9)**	(292.1)
831.8	**465.4**		At 31st December	**6,048.1**	6,946.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 22.

Consolidated Cash Flow Statement

For the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			Cash flows from operating activities		
388.1	**194.3**		Operating profit/(loss)	**(337.5)**	2,295.6
25.0	**28.7**	3	Depreciation and amortisation	**5.2**	5.1
–	**–**		Fair value losses/(gains) on investment properties	**598.5**	(2,022.4)
(125.0)	**72.1**		Asset impairments and disposals	**28.9**	9.8
(2.2)	**(0.7)**		Increase in debtors, prepayments and others	**(0.7)**	(2.2)
(9.9)	**(8.6)**		Decrease in creditors and accruals	**(8.6)**	(9.9)
90.3	**56.1**		Interest received	**56.1**	90.3
(127.7)	**(119.2)**		Interest and other financing charges paid	**(119.2)**	(127.7)
(25.6)	**(20.8)**		Tax paid	**(20.8)**	(25.6)
1.3	**–**		Dividends received	**–**	1.3
214.3	**201.9**			**201.9**	214.3
			Cash flows from investing activities		
(16.1)	**(21.4)**		Major renovations expenditure	**(21.4)**	(16.1)
(79.7)	**(76.5)**		Developments capital expenditure	**(76.5)**	(79.7)
(19.9)	**(112.6)**		Investments in and loans to joint ventures	**(112.6)**	(19.9)
207.9	**–**	24	Disposal of an associate	**–**	207.9
(12.2)	**(7.9)**		Purchase of other investments	**(7.9)**	(12.2)
–	**6.4**		Disposal of other investments	**6.4**	–
80.0	**(212.0)**			**(212.0)**	80.0
			Cash flows from financing activities		
–	**591.2**		Net proceeds from issue of bonds	**591.2**	–
162.2	**–**		Drawdown of secured bank loans	**–**	162.2
(0.7)	**(474.0)**		Repayment of secured bank loans	**(474.0)**	(0.7)
145.9	**389.2**		Drawdown of unsecured bank loans	**389.2**	145.9
(186.8)	**(248.4)**		Repayment of unsecured bank loans	**(248.4)**	(186.8)
(51.0)	**–**		Repurchase of 4% convertible bonds	**–**	(51.0)
–	**(307.3)**		Repayment of 4% convertible bonds	**(307.3)**	–
–	**(64.1)**		Repayment of 7.625% bonds	**(64.1)**	–
(226.9)	**(214.5)**		Dividends paid by the Company	**(214.5)**	(226.9)
–	**(587.0)**		Repurchase of ordinary shares	**(587.0)**	–
(157.3)	**(914.9)**			**(914.9)**	(157.3)
1.0	**0.1**		Effect of exchange rate changes	**0.1**	1.0
138.0	**(924.9)**		Net (decrease)/increase in cash and cash equivalents	**(924.9)**	138.0
1,353.1	**1,491.1**		Cash and cash equivalents at 1st January	**1,491.1**	1,353.1
1,491.1	**566.2**	25	Cash and cash equivalents at 31st December	**566.2**	1,491.1
US¢	**US¢**			**US¢**	US¢
7.87	**7.59**	26	Cash flow per share	**7.59**	7.87

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 22.

Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

i) **Financial statements prepared in accordance with IAS**
The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. The effects of adopting IAS 39 are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on investments and derivative financial instruments.

In addition, the Group adopted IAS 40 – Investment Property. IAS 40 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. These effects are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on properties and depreciation.

ii) **Financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties**
In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 18 to 21 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserve are recorded in the consolidated profit and loss account. Investment properties held under long leases are stated at open market value determined annually by independent valuers.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

b. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries, associates and joint ventures on the basis set out below.

i) **Subsidiaries**
Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) **Associates and joint ventures**
Associates are companies, not being subsidiaries, over which the Group exercises significant influence.

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Associates and joint ventures are included on the equity basis of accounting. The results of associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) **Goodwill**
Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset or included within associates and joint ventures, as appropriate, and is generally amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to

reserves. The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) Own shares
The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Investments

i) Other non-current investments which are not held for trading are shown at fair value. Gains and losses arising from changes in fair value of non-current investments are dealt with in the revenue reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years non-current investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$158.9 million, including the Group's US$156.5 million share of the fair value gain in an associate.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Any increase or decrease in value is reflected in the consolidated profit and loss account.

d. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. The results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

e. Properties

i) Investment properties
Investment properties are properties which are held to earn rental income for the long term.

In accordance with IAS 40 – Investment Property and as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings are stated at cost after deduction of depreciation and amortisation set out in (f) and (g) below. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold investment properties in the financial statements and recorded fair value changes in property revaluation reserve, except for movements on individual properties below cost which were dealt with in the consolidated profit and loss account. The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$21.3 million, and shareholders' funds at 1st January 2000 and 2001 by US$4,217.0 million and US$6,115.0 million respectively.

In the preparation of the supplementary financial information, properties held under long leases are included in the balance sheet at their then open market value on the basis of an annual independent professional valuation. Long leases are leases with more than 20 years to run. Properties having an unexpired lease term of less than 20 years are stated at the carrying value after deduction of depreciation set out in (f) below and such provisions for impairment in value as are considered necessary by the Directors. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserve are recorded in the consolidated profit and loss account. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$1,889.7 million.

The profit or loss on disposal of an investment property is recognised by reference to its carrying value.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) Other properties
Other properties are stated at cost after deduction of depreciation set out in (f) below and such provisions for long-term impairment in value as are considered necessary by the Directors.

iii) Properties held for sale
Properties held for sale are shown at the lower of cost and net realisable value.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15–33⅓%

In the presentation of supplementary financial information, leasehold investment properties are accounted for as investment properties and accordingly no depreciation is provided except for leasehold properties having an unexpired lease term of less than 20 years, in which case the carrying value of any such property at the last balance sheet date is written off on a straight line basis over the remaining life of the lease.

g. Leasehold land payments

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of lease. In previous years, leasehold land payments were recognised as investment properties and were stated at valuation less amounts provided for depreciation, where appropriate.

h. Revenue

Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

i. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which they are identified.

j. Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

k. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for withholding tax which could arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings.

A deferred tax asset is recognised for tax losses to the extent that it is expected to be utilised in the foreseeable future.

l. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

m. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds. For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with an annual independent professional actuarial valuation. The plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The defined contribution scheme includes a death benefit based on final salary and funded by the Group. The Group's contributions to the defined contribution scheme and the insurance costs to cover the death benefit are charged to the consolidated profit and loss account in the year to which they relate.

n. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of net investments in foreign entity.

i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in the hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) Hedge of net investments in foreign entities

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserve; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserve.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserve and included in the initial measurement of the cost of the asset and liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated profit and loss account.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$15.9 million.

1 Revenue

	2001 US$m	2000 US$m
By business		
Property		
Rental income	**336.9**	327.5
Service and management charges	**59.6**	58.2
Income from property trading	**–**	0.8
	396.5	386.5
By geographical area		
Hong Kong	**378.8**	374.2
Southeast Asia	**17.7**	12.3
	396.5	386.5

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a toll road, power and water projects in the Region through joint ventures.

Total contingent rents included in rental income amounted to US$2.1 million (2000: US$2.4 million).

	2001 US$m	2000 US$m
The future minimum rental payments receivable under non-cancellable leases are as follows:		
Within one year	**282.2**	298.6
Between two and five years	**323.4**	308.4
Beyond five years	**6.3**	9.2
	611.9	616.2

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties			
	2001		2000		**2001**		2000	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m	**Gross US$m**	**Net US$m**	Gross US$m	Net US$m
Impairment (provisions)/reversals on properties	**(43.2)**	**(43.2)**	134.8	134.8	**–**	**–**	–	–
Other assets provisions	**(31.3)**	**(31.3)**	(21.6)	(21.6)	**(31.3)**	**(31.3)**	(21.6)	(21.6)
Profit on disposal of associates and investments	**2.4**	**2.4**	11.8	11.8	**2.4**	**2.4**	11.8	11.8
	(72.1)	**(72.1)**	125.0	125.0	**(28.9)**	**(28.9)**	(9.8)	(9.8)
By business								
Property	**(44.5)**	**(44.5)**	113.2	113.2	**(1.3)**	**(1.3)**	(21.6)	(21.6)
Infrastructure	**(30.0)**	**(30.0)**	–	–	**(30.0)**	**(30.0)**	–	–
Corporate	**2.4**	**2.4**	11.8	11.8	**2.4**	**2.4**	11.8	11.8
	(72.1)	**(72.1)**	125.0	125.0	**(28.9)**	**(28.9)**	(9.8)	(9.8)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating profit

	2001 US$m	2000 US$m
By business		
Property	**287.2**	282.4
Infrastructure	**(1.8)**	(0.8)
Corporate	**(19.0)**	(18.5)
	266.4	263.1
Asset impairments and disposals (see Note 2)	**(72.1)**	125.0
	194.3	388.1

The following items have been charged in arriving at operating profit:

	2001	2000
Depreciation and amortisation		
Tangible assets (see Note 9)	**22.6**	19.7
Leasehold land payments (see Note 10)	**6.1**	5.3
	28.7	25.0
Directors' remuneration	**1.7**	1.6
Staff costs		
Salaries and benefits in kind	**33.2**	30.5
Defined contribution pension scheme (see Note 14)	**1.5**	1.4
Defined benefit pension scheme (see Note 14)	**0.8**	0.2
	35.5	32.1

The number of employees at 31st December 2001 was 708 (2000: 700).

4 Net financing charges

	2001 US$m	2000 US$m
Interest payable on		
Bank loans and overdrafts	**(83.0)**	(110.4)
Other borrowings	**(22.6)**	(18.3)
Total interest payable	**(105.6)**	(128.7)
Interest receivable	**54.4**	88.5
Net interest payable	**(51.2)**	(40.2)
Interest capitalised	**5.5**	3.4
Net interest	**(45.7)**	(36.8)
Commitment and other fees	**(6.0)**	(4.3)
	(51.7)	(41.1)

5 Share of results of associates and joint ventures

	2001 US$m	2000 US$m
By business		
Property	**(0.9)**	0.3
Infrastructure	**0.3**	2.0
Corporate	**0.4**	11.1
	(0.2)	13.4

6 Tax

	2001 US$m	2000 US$m
Current tax		
Company and subsidiaries		
Hong Kong	**24.0**	23.5
Southeast Asia	**–**	0.2
	24.0	23.7
Associates and joint ventures		
Hong Kong	**0.2**	0.2
Mainland China	**0.4**	0.4
	0.6	0.6
	24.6	24.3
Deferred tax		
Hong Kong subsidiaries		
Reversal of temporary differences	**1.7**	2.7
	26.3	27.0
Reconciliation of tax and profit		
Tax at applicable tax rate	**7.5**	57.9
Asset impairment and disposals not taxable in determining taxable profit	**19.2**	(30.2)
Expenses not deductible in determining taxable profit	**1.6**	0.8
Other income not subject to tax	**(3.6)**	(4.4)
Losses not recognised	**1.6**	2.9
	26.3	27.0

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Net profit

The difference between net profit as shown in the financial statements prepared in accordance with IAS and net loss as shown in the supplementary financial information is reconciled as follows:

	2001 US$m	2000 US$m
Net profit as shown in the financial statements	**116.0**	333.3
Depreciation of investment properties	**18.2**	15.7
Amortisation of leasehold land payments	**6.6**	5.3
Revaluation of leasehold properties net of impairment	**(557.1)**	1,889.7
Deferred tax	**0.3**	0.3
Net (loss)/profit as shown in the supplementary financial information	**(416.0)**	2,244.3

8 Earnings per share

Earnings per share are calculated on net profit of US$116.0 million (2000: US$333.3 million) and on the weighted average number of 2,379.1 million (2000: 2,519.2 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$416.0 million (2000: profit of US$2,244.3 million) as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying profit. The difference between underlying profit and net profit is reconciled as follows:

	Prepared in accordance with IAS		Prepared in accordance with IAS as modified by revaluation of leasehold properties	
	2001 US$m	2000 US$m	2001 US$m	2000 US$m
Net profit/(loss)	**116.0**	333.3	**(416.0)**	2,244.3
Revaluation of leasehold properties	**–**	–	**599.8**	(2,024.5)
Asset impairments and disposals (see Note 2)	**72.1**	(125.0)	**28.9**	9.8
Underlying profit	**188.1**	208.3	**212.7**	229.6

9 Tangible assets

	Investment properties				
	Developed US$m	Under development US$m	Other properties US$m	Other assets US$m	Total US$m
2001					
Net book value at 1st January					
– as previously reported	**6,969.0**	**650.4**	**13.1**	**3.1**	**7,635.6**
– effect of adopting IAS 40	**(6,341.4)**	**(542.8)**	**(10.2)**	**–**	**(6,894.4)**
– as restated	**627.6**	**107.6**	**2.9**	**3.1**	**741.2**
Exchange rate adjustments	**(8.5)**	**–**	**–**	**–**	**(8.5)**
Additions	**47.6**	**67.8**		**0.7**	**116.1**
Depreciation	**(21.6)**	**–**	**(0.1)**	**(0.9)**	**(22.6)**
Transfer	**–**	**–**	**(0.7)**	**–**	**(0.7)**
Release of contingency	**(6.4)**	**–**	**–**	**–**	**(6.4)**
Net book value at 31st December	**638.7**	**175.4**	**2.1**	**2.9**	**819.1**
Cost less provisions	**945.6**	**175.4**	**3.6**	**7.1**	**1,131.7**
Cumulative depreciation	**(306.9)**	**–**	**(1.5)**	**(4.2)**	**(312.6)**
	638.7	**175.4**	**2.1**	**2.9**	**819.1**
2000					
Net book value at 1st January					
– as previously reported	4,848.8	697.6	13.4	2.7	5,562.5
– effect of adopting IAS 40	(4,430.5)	(439.1)	(10.4)	–	(4,880.0)
– as restated	418.3	258.5	3.0	2.7	682.5
Exchange rate adjustments	(1.5)	(5.3)	–	–	(6.8)
Additions	30.5	51.9	–	1.2	83.6
Depreciation	(18.8)	–	(0.1)	(0.8)	(19.7)
Transfer	197.5	(197.5)	–	–	–
Write-back	1.6	–	–	–	1.6
Net book value at 31st December	627.6	107.6	2.9	3.1	741.2
Cost less provisions	912.9	107.6	4.7	7.3	1,032.5
Cumulative depreciation	(285.3)	–	(1.8)	(4.2)	(291.3)
	627.6	107.6	2.9	3.1	741.2

9 Tangible assets continued

	2001 US$m	2000 US$m
Analysis of additions by business		
Property	**115.4**	82.4
Corporate	**0.7**	1.2
	116.1	83.6
Analysis of additions by geographical area		
Hong Kong	**116.0**	67.2
Southeast Asia	**0.1**	16.4
	116.1	83.6
Analysis of depreciation by business		
Property	**21.7**	18.9
Corporate	**0.9**	0.8
	22.6	19.7

The difference between investment properties as shown in the financial statements prepared in accordance with IAS and investment properties as shown in the supplementary financial information is reconciled as follows:

	2001			2000		
	Developed US$m	**Under development US$m**	**Total US$m**	Developed US$m	Under development US$m	Total US$m
Investment properties as shown in the financial statements	**638.7**	**175.4**	**814.1**	627.6	107.6	735.2
Investment properties leasehold land payments (see Note 10)	**728.6**	**0.4**	**729.0**	787.8	0.4	788.2
	1,367.3	**175.8**	**1,543.1**	1,415.4	108.0	1,523.4
Revaluation surplus	**5,040.5**	**523.4**	**5,563.9**	5,553.6	542.4	6,096.0
Investment properties as shown in the supplementary financial information	**6,407.8**	**699.2**	**7,107.0**	6,969.0	650.4	7,619.4

Under generally accepted accounting practice in the territories in which the Group has significant leasehold interests, properties held under long leases were revalued at 31st December 2001 by Jones Lang LaSalle Ltd at US$7,076.3 million (2000: US$7,584.6 million), and as a result, a deficit of US$598.5 million (2000: surplus of US$2,022.4 million) has been taken to the consolidated profit and loss account. A copy of the report of the valuers is set out on page 54.

All the Group's investment properties are held under long leases except for The Hong Kong Club Building, which is held under a sub-lease.

Certain investment properties are under mortgage to various banks as shown in Note 18. Details concerning all of the Group's investment properties are set out on page 55.

10 Leasehold land payments

	2001 US$m	2000 US$m
Net book value at 1st January		
– as previously reported	–	–
– effect of adopting IAS 40	**798.2**	675.6
– as restated	**798.2**	675.6
Exchange rate adjustments	**(10.6)**	(5.3)
Amortisation	**(6.1)**	(5.3)
(Impairment)/write-back	**(42.7)**	133.2
Transfer	**(1.2)**	–
Net book value at 31st December	**737.6**	798.2
By nature		
Investment properties	**729.0**	788.2
Other properties	**8.6**	10.0
	737.6	798.2

11 Associates and joint ventures

	2001 US$m	2000 US$m
Unlisted associate	**106.4**	44.2
Joint ventures		
Share of attributable net assets	**74.5**	80.6
Net amounts due from joint ventures	**175.5**	83.2
	250.0	163.8
	356.4	208.0

The Group's share of the assets and liabilities of the joint ventures are as follows:

	2001 US$m	2000 US$m
Tangible assets	**270.7**	166.7
Other long-term assets	**43.0**	40.6
Current assets	**52.7**	42.0
Current liabilities	**(34.5)**	(45.4)
Long-term liabilities	**(64.3)**	(30.3)
Minority interests	**(17.6)**	(9.8)
	250.0	163.8

12 Other investments

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were re-measured at fair value.

	2001 US$m	2000 US$m
Unlisted investments	**17.4**	21.1
Listed investments	**–**	4.0
	17.4	25.1

Unlisted investments have been valued by reference to the underlying investments or using discounted cash flow analyses.

13 Deferred tax assets

Deferred tax assets of US$9.0 million (2000: US$7.6 million) arising from unused tax losses of US$54.3 million (2000: US$45.4 million) have not been recognised.

14 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken by the Group.

	2001 US$m	2000 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Contributions to the scheme	**1.4**	1.3
Costs of death and disability benefits	**0.1**	0.1
	1.5	1.4

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

	2001 US$m	2000 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Current service cost	**1.5**	1.8
Interest cost	**1.1**	1.2
Expected return on plan assets	**(1.8)**	(2.7)
Net actuarial gains recognised	**–**	(0.1)
Expense recognised	**0.8**	0.2
Actual deficit on plan assets	**2.9**	3.5

14 Pension assets continued

	2001 US$m	2000 US$m
The amounts recognised in the consolidated balance sheet are as follows:		
Fair value of plan assets	**22.9**	25.7
Present value of pension obligations	**(15.6)**	(14.1)
	7.3	11.6
Unrecognised actuarial losses/(gains)	**2.1**	(2.2)
Pension assets	**9.4**	9.4
Movements in pension assets recognised in the consolidated balance sheet are as follows:		
At 1st January	**9.4**	9.3
Expense recognised in the consolidated profit and loss account	**(0.8)**	(0.2)
Contributions paid	**0.8**	0.3
At 31st December	**9.4**	9.4

	2001 %	2000 %
The principal actuarial assumptions are as follows:		
Discount rate applicable to pension obligations	**7.5**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

	2001 US$m	2000 US$m
Reconciliation of the fair value of plan assets:		
At 1st January	**25.7**	30.4
Expected return on plan assets	**1.8**	2.7
Contributions paid	**0.8**	0.3
Benefits paid	**(0.6)**	(1.4)
Actuarial losses	**(4.8)**	(6.3)
At 31st December	**22.9**	25.7
Reconciliation of the present value of pension obligations:		
At 1st January	**14.1**	15.9
Interest cost	**1.1**	1.2
Current service cost	**1.5**	1.8
Benefits paid	**(0.6)**	(1.4)
Actuarial gains	**(0.5)**	(3.4)
At 31st December	**15.6**	14.1

The pension plan assets do not include any ordinary shares of the Company (2000: Nil).

15 Debtors, prepayments and others

	2001 US$m	2000 US$m
Stock and store	**0.4**	0.4
Trade debtors	**10.5**	7.3
Interest rate swaps	**18.0**	–
Other debtors	**2.0**	7.2
Prepayments	**25.3**	20.3
	56.2	35.2

16 Bank balances and other liquid funds

	2001 US$m	2000 US$m
Bank balances	**361.6**	1,300.1
Liquid investments	**207.0**	193.5
	568.6	1,493.6

The average fixed interest rate on bank balances of US$257.7 million (2000: US$298.4 million) is 6.2% (2000: 6.6%).

Bank balances included an amount of US$16.8 million (2000: US$88.0 million) subject to collateralised arrangements.

17 Creditors and accruals

	2001 US$m	2000 US$m
Trade creditors	**80.0**	74.3
Tenants' deposits	**62.9**	62.5
Interest rate swaps	**35.9**	–
Other accruals	**30.8**	336.7
	209.6	473.5

18 Borrowings

	2001 US$m	2000 US$m
Current		
Bank overdrafts	**2.4**	2.5
Short-term borrowings	**38.4**	–
Current portion of long-term borrowings	**461.7**	924.8
	502.5	927.3
Long-term borrowings	**1,406.6**	1,097.6
	1,909.1	2,024.9
Due dates of repayment		
Beyond five years	**634.5**	–
Between two and five years	**748.3**	575.6
Between one and two years	**23.8**	522.0
Within one year	**502.5**	927.3
	1,909.1	2,024.9
By currency		
Hong Kong Dollar		
Secured bank loans	**881.0**	1,241.1
Unsecured bank loans and overdrafts	**211.9**	174.4
7.625% bonds – 1993/2001	**–**	64.1
	1,092.9	1,479.6
Singapore Dollar		
Secured bank loans	**–**	120.5
Unsecured bank loans	**216.1**	–
	216.1	120.5
United States Dollar		
Secured bank loans	**2.0**	2.7
Unsecured bank loans and overdrafts	**1.3**	113.8
4% convertible bonds due 2001	**–**	307.1
7% bonds – 2001/2011	**596.1**	–
	599.4	423.6
Vietnamese Dong		
Unsecured bank loans and overdrafts	**0.7**	1.2
	1,909.1	2,024.9

18 Borrowings continued

The 4% convertible bonds and 7.625% bonds due 2001 were repaid at par on 23rd February 2001 and 10th December 2001 respectively.

The US$600 million 7% bonds due 2011 issued in April 2001 are listed on the Luxembourg Stock Exchange. The bonds raised US$591.2 million net of expenses and were swapped into floating rate Hong Kong Dollar borrowings.

Of the total borrowings of US$1,909.1 million (2000: US$2,024.9 million), US$829.7 million equivalent of Hong Kong Dollar loans was at an average fixed interest rate of 6.9% (2000: US$625.2 million at 8.0%) and US$27.0 million equivalent of Singapore Dollar loans was at an average fixed interest rate of 4.3% (2000: US$34.6 million at 4.8%). After taking into account of interest rate swaps, the overall average interest rates were 5.2% (2000: 7.3%) for Hong Kong Dollar loans, 4.5% (2000: 4.6%) for United States Dollar loans and 2.7% (2000: 4.5%) for Singapore Dollar loans.

The fair value of long-term borrowings is either based on market price or estimated using the expected future payments discounted at market interest rates prevailing at the year end.

Mortgages have been granted over certain properties of total open market value at 31st December 2001 of US$1,890.6 million (2000: US$2,315.6 million) as security in respect of the Group's secured bank loans.

19 Deferred tax liabilities

	2001 US$m	2000 US$m
Accelerated capital allowances	**9.0**	6.9
Other temporary differences	**3.7**	4.1
	12.7	11.0

20 Net operating assets

	Operating assets US$m	**Operating liabilities US$m**	**Associates & joint ventures US$m**	**Other assets & liabilities US$m**	**Total US$m**
By business					
2001					
Property	**1,629.3**	**(149.0)**	**166.8**	**(1,826.6)**	**(179.5)**
Infrastructure	**–**	**–**	**83.2**	**11.5**	**94.7**
Corporate	**–**	**–**	**106.4**	**444.1**	**550.5**
	1,629.3	**(149.0)**	**356.4**	**(1,371.0)**	**465.7**
2000					
Property	1,605.3	(143.9)	82.4	(1,715.2)	(171.4)
Infrastructure	0.5	(0.1)	81.4	19.7	101.5
Corporate	–	–	44.2	857.7	901.9
	1,605.8	(144.0)	208.0	(837.8)	832.0

20 Net operating assets continued

	2001 US$m	2000 US$m
Analysis of operating assets by geographical area		
Hong Kong	**1,366.0**	1,279.0
Southeast Asia	**263.3**	326.8
	1,629.3	1,605.8

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include other investments, tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

21 Share capital

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Authorised				
Shares of US$0.10 each	4,000.0	4,000.0	400.0	400.0
Issued and fully paid				
At 1st January	**2,460.9**	2,592.4	**246.1**	259.2
Repurchased and cancelled	**(165.7)**	(131.5)	**(16.6)**	(13.1)
At 31st December	2,295.2	2,460.9	229.5	246.1

69.6 million of the issued ordinary shares are held by a wholly-owned subsidiary, which acquired such shares in 1989 at a cost of US$77.7 million.

In December 2001, the Company repurchased 165.7 million ordinary shares at a cost of US$294.9 million. In December 2000, the Company completed the tender offer to repurchase 131.5 million ordinary shares at a cost of US$292.1 million.

22 Revenue and other reserves

	Revenue reserves US$m	Hedging reserve US$m	Property revaluation reserve US$m	Exchange reserve US$m	Total US$m
2001					
At 1st January					
– as previously reported	1,284.2	–	5,542.3	(48.1)	6,778.4
– effect of adopting IAS 40	(584.6)	–	(5,542.3)	11.9	(6,115.0)
	699.6	–	–	(36.2)	663.4
– effect of adopting IAS 39	158.9	(15.9)	–	–	143.0
– as restated	858.5	(15.9)	–	(36.2)	806.4
Net exchange translation differences					
– amount arising in the year	–	–	–	(22.4)	(22.4)
Revaluation of other investments					
– fair value losses	(83.5)	–	–	–	(83.5)
– transfer to consolidated profit and loss account	(2.4)	–	–	–	(2.4)
Cash flow hedges					
– fair value losses	–	(18.1)	–	–	(18.1)
– transfer to consolidated profit and loss account	–	11.1	–	–	11.1
Net profit	116.0	–	–	–	116.0
Dividends (see Note 23)	(215.2)	–	–	–	(215.2)
Repurchase of ordinary shares	(278.3)	–	–	–	(278.3)
At 31st December	395.1	(22.9)	–	(58.6)	313.6
of which:					
Associates and joint ventures	73.7	–	–	11.2	84.9

22 Revenue and other reserves continued

	Revenue *reserves* US$m	Property revaluation *reserve* US$m	Exchange *reserve* US$m	*Total* US$m
2000				
At 1st January				
– as previously reported	1,434.0	3,654.3	(44.2)	5,044.1
– effect of adopting IAS 40	(561.6)	(3,654.3)	(1.1)	(4,217.0)
– as restated	872.4	–	(45.3)	827.1
Net exchange translation differences				
– amount arising in the year	–	–	(10.1)	(10.1)
– transfer to consolidated profit and loss account	–	–	19.2	19.2
Net profit	333.3	–	–	333.3
Dividends (see Note 23)	(227.1)	–	–	(227.1)
Repurchase of ordinary shares	(279.0)	–	–	(279.0)
At 31st December	699.6	–	(36.2)	663.4
of which:				
Associates and joint ventures	3.8	–	(11.2)	(7.4)

The analysis of the Company's reserves is shown in Note 32.

23 Dividends

	2001 **US$m**	2000 US$m
Final dividend in respect of 2000 of US¢5.50 (1999: US¢5.50) per share	**131.5**	138.8
Interim dividend in respect of 2001 of US¢3.50 (2000: US¢3.50) per share	**83.7**	88.3
	215.2	227.1

A final dividend in respect of 2001 of US¢5.50 (2000: US¢5.50) per share amounting to a total of US$122.4 million (2000: US$131.5 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

24 Disposal of an associate

In 2000, Hongkong Land International Holdings Limited, a wholly-owned subsidiary of the Company, disposed of its 45% interest in Connaught Investors Limited to Jardine Strategic Holdings Limited, a substantial shareholder of the Company.

25 Cash and cash equivalents

	2001 **US$m**	2000 US$m
Bank balances and other liquid funds (see Note 16)	**568.6**	1,493.6
Bank overdrafts (see Note 18)	**(2.4)**	(2.5)
	566.2	1,491.1

26 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$180.5 million (2000: US$198.2 million) and is calculated on the weighted average number of 2,379.1 million (2000: 2,519.2 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

27 Financial instruments

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and re-measured to fair values.

The net fair value of derivative financial instruments at 31st December are as follows:

	2001		2000	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– Interest rate swaps	**13.0**	**35.9**	5.1	21.0
Designated as fair value hedges				
– Interest rate swaps	**5.0**	**–**	–	–
Designated as hedges of net investment in foreign entities				
– Forward foreign exchange contracts	**–**	**–**	–	(1.6)

The fair value of interest rate swap is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2001 were US$20.0 million (2000: US$57.5 million).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$1,754.3 million (2000: US$1,022.3 million).

27 Financial instruments continued

	2001 US$m	2000 US$m
The due dates of interest rate swaps at 31st December were as follows:		
Beyond five years	**638.4**	38.5
Between one and five years	**1,099.7**	623.7
Within one year	**16.2**	360.1
	1,754.3	1,022.3

At 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 3.41% to 8.775% (2000: 3.25% to 8.775%).

28 Capital commitments

	2001			2000		
	Contracted not provided US$m	**Authorised not contracted US$m**	**Total US$m**	Contracted not provided US$m	Authorised not contracted US$m	Total US$m
Capital expenditure	**127.6**	**352.1**	**479.7**	161.8	180.1	341.9
Contribution to joint ventures	**–**	**159.4**	**159.4**	–	171.3	171.3
	127.6	**511.5**	**639.1**	161.8	351.4	513.2

29 Contingent liabilities

A subsidiary of the Group has given guarantees in respect of the Group's obligations to the Container Terminal 9 development in Hong Kong. The contingent liability in respect of the guarantees was US$93.3 million (2000: US$271.2 million).

30 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ("Jardine Matheson group members"). The most significant of these transactions are as follows:

Management fee

The management fee payable by the Group under an agreement entered into in 1995 to Jardine Matheson Limited was US$1.1 million (2000: US$1.8 million), being 0.5% per annum of the Group's underlying profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services

The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2001 amounted to US$4.8 million (2000: US$5.5 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2001 in aggregate amounting to US$21.9 million (2000: US$21.4 million).

31 Principal subsidiaries, associates and joint ventures

The principal subsidiaries, associates and joint ventures of the Group at 31st December 2001 are set out below.

	Effective holding %	Issued share capital		Main activities	Country of incorporation
Subsidiaries					
Hongkong Land China Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$	12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$	12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$	1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$	200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$	1,500,000	Property development	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$ Pref. S$	150,000,000 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$	200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$	1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$	200	Property investment	Hong Kong
Associates and joint ventures					
Asia Container Terminals Limited	28.5	HK$	1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$	12,000,000	Property development	Mainland China
China Infrastructure Group Holdings PLC	43	HK$	102,700,289	Ports	Cayman Islands
Grosvenor Land Property Fund Limited	21.4	Ord. US$ Pref. US$	28,000 100	Property investment	Bermuda
King Kok Investment Limited	35	US$	10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$	10,000	Property investment	Hong Kong
One Marina Boulevard Pte Limited	33.33	S$	6	Property development	Singapore
Tradeport Hong Kong Limited	30	HK$	400	Logistics centre	Hong Kong

* Owned directly

32 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2001 US$m	2000 US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due (to)/from subsidiaries	**(804.7)**	144.6
	3,676.9	4,626.2
Creditors and other accruals	**(10.5)**	(312.2)
4% convertible bonds due 2001	**–**	(307.1)
	3,666.4	4,006.9
Capital employed		
Share capital (see Note 21)	**229.5**	246.1
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,643.0
Revenue reserves	**1,072.2**	1,117.8
	3,436.9	3,760.8
Shareholders' funds	**3,666.4**	4,006.9

Report of the Auditors

To the Members of Hongkong Land Holdings Limited

We have audited the financial statements on pages 18 to 45. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group as at 31st December 2001 and of its profit and cash flows for the year then ended in accordance with International Accounting Standards and the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The Supplementary Financial Information (being that described as "prepared in accordance with IAS as modified by revaluation of leasehold properties") shown on pages 18 to 45 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Accounting Standards. The Supplementary Financial Information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out in Note (a)(ii) under Principal Accounting Policies of the financial statements.

PricewaterhouseCoopers

London, 26th February 2002

1 Embankment Place
London WC2N 6RH
United Kingdom

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with IAS, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary Financial Information, described as being "prepared in accordance with IAS as modified by revaluation of leasehold properties", has been presented by the Directors and reviewed and commented upon by the external auditors. The Supplementary Financial Information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Internal Financial Control

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Hongkong Land's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published "Code of Conduct" which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Hongkong Land Limited.

The systems of internal control include:
- An ongoing process of reviewing internal controls and evaluating risks faced by the Group
- Approval by the Board of annual revenue, expenditure and investment budgets
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts
- Clearly defined capital investment guidelines and procedures set by the Board
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board
- Post event reviews of major investments by the executive management

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also meet with the full Board, in addition to the Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the internal and external auditors. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2001, the Directors of the Company had the following beneficial interests in the ordinary shares of the Company:

Simon Keswick	74,521
Percy Weatherall	70,000
Nicholas Sallnow-Smith	10,000
George Ho	716,337
Sir Yuet-Keung Kan	1,000
Brian Keelan	100,000
R C Kwok	217,964
Kenneth Lo	801,865

In addition, Charles Allen-Jones acquired a beneficial interest in 10,000 ordinary shares in the Company on 11th March 2002.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 12th March 2002.

Directors' Appointments, Remuneration and Service Contracts

On 26th July 2001 and 1st December 2001, Brian Keelan and Charles Allen-Jones were appointed as Directors of the Company, respectively. In accordance with Bye-Law 85, Nicholas Sallnow-Smith and George Ho retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Brian Keelan and Charles Allen-Jones will also retire and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2001, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$1,727,000 (2000: US$1,641,000).

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company:

(a) The Hongkong Land Company, Ltd, a wholly-owned subsidiary of the Company, was interested in 69,561,004 ordinary shares, representing 3.03% of the Company's current issued ordinary share capital.
(b) Jardine Strategic Holdings Limited was interested in 981,412,568 ordinary shares, representing 42.76% of the Company's current issued ordinary share capital, which interest included those shares held by The

Hongkong Land Company, Ltd. By virtue of its interest in Jardine Strategic Holdings Limited, Jardine Matheson Holdings Limited was deemed to be interested in the same number of ordinary shares.

(c) Wheelock and Company Limited was interested in 104,109,676 ordinary shares, representing 4.54% of the Company's current issued ordinary share capital.

(d) Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited, through their respective subsidiaries, were interested in a total of 103,122,960 ordinary shares, representing 4.49% of the Company's current issued ordinary share capital, the interest in such shares being a right to call for delivery pursuant to Regulation 49(5) of the Bermuda Takeover Code.

(e) Credit Agricole Lazard Financial Products Bank ("CALFPB") were beneficially interested in 82,738,960 ordinary shares, representing 3.60% of the Company's current issued ordinary share capital; and the following entities were deemed to be interested in the shares beneficially owned by CALFPB: Credit Agricole Lazard Financial Products Limited, Caisse Nationale de Crédit Agricole S.A., Three Houses Investment Company Limited, Lazard Bank, Limited, Lazard Frères S.A. and Lazard Frères & CO. LLC.

Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 12th March 2002.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 16th May 2001, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 23rd February 2001, the Company redeemed the outstanding US$307.3 million nominal of its convertible bonds at par.

On 5th December 2001, the Company repurchased and cancelled 165,658,480 ordinary shares at US$1.78 per share for an aggregate consideration of US$295 million. The repurchased ordinary shares represented some 6.7% of the Company's issued ordinary share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with "related parties", as defined in the listing rules of the UK Listing Authority, details of which are included in note 30 to the financial statements on page 43.

Annual General Meeting

The full text of the resolutions and explanatory notes of the 2002 Annual General Meeting are contained in the Notice of Meeting which is set out on pages 50 and 51.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Hongkong Land Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 8th May 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Report of the Auditors for the year ended 31st December 2001, and to declare a final dividend.

2. To re-elect Directors.

3. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4. That:

a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, "Rights Issue" being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)), shall not exceed US$11.4 million, and the said approval shall be limited accordingly.

5. That:

a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ("Put Warrants") whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board

C H Wilken
Company Secretary
28th March 2002

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate"). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢10 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 12th March 2002, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Shareholder Information

Financial Calendar

2001 full-year results announced	26th February 2002
Share registers closed	18th to 22nd March 2002
Annual General Meeting to be held	8th May 2002
2001 final dividend payable	16th May 2002
2002 half-year results to be announced	30th July 2002*
Share registers to be closed	26th to 30th August 2002*
2002 interim dividend payable	16th October 2002*

* Subject to change

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent BR3 4TU
England

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor, New York, NY 10011
United States of America

Press releases and other financial information on the Company can be accessed through the Internet at "www.hkland.com".

Management and Offices

Hongkong Land Limited

Directors

Percy Weatherall *Chairman*
Nicholas Sallnow-Smith *Chief Executive*
M I Arnold
R M J Chow
I D Hawksworth
F Heng *Chief Financial Officer*
Brian Keelan
Norman Lyle
D A M Straughen
A Wareham
James Watkins
R Wong

Corporate Secretary

N M McNamara

Offices

Hongkong Land Holdings Limited

Jardine House
33-35 Reid Street
Hamilton
Bermuda
Tel : (1441) 292 0515
Fax : (1441) 292 4072
E-mail : chw@jardines.com
C H Wilken

Hongkong Land Limited

One Exchange Square
8th Floor
Hong Kong
Tel : (852) 2842 8428
Fax : (852) 2845 9226
E-mail : nss@hkland.com
Nicholas Sallnow-Smith

Hongkong Land (Singapore) Pte. Limited

1 Raffles Link #02-01
Singapore 039393
Tel : (65) 6238 1121
Fax : (65) 6238 1131
E-mail : mjc@hkland.com
Michael Corbyn

Hongkong Land (Vietnam) Limited

301-302 Central Building
31 Hai Ba Trung
Hanoi
Vietnam
Tel : (844) 824 0753
Fax : (844) 824 0769
E-mail : scraig@hkland.com
Simon Craig

Beijing Representative Office

522 China World Tower 1
China World Trade Centre
1 Jianguomen Wai Dajie
Beijing 100004
China
Tel : (8610) 6505 4170
Fax : (8610) 6505 4171
E-mail : jkhkl@163bj.com
Joe Kwok

Report of the Valuers

To Hongkong Land Limited

Dear Sirs,

Revaluation of Investment Properties Held on Long Leases

Further to your instructions, we have valued in our capacity as external valuers the investment properties held on long leases as described in the Annual Report of Hongkong Land Holdings Limited. We are of the opinion that the open market value of Developed Investment Properties held on long leases in Hong Kong, Singapore and Vietnam as at 31st December 2001 totalled US$6,377,100,000 (United States Dollars Six Thousand Three Hundred and Seventy Seven Million and One Hundred Thousand).

The Chater House development, which is due for completion in June 2002, has been included in the Annual Report as Investment Properties under Development. The residual method of valuation has been adopted in arriving at the open market value. We have been instructed to report on the open market value and the allowance we have made for developers' profit and the associated transaction costs in the Chater House Development. We are of the opinion that the open market value of the Chater House development and the above-mentioned allowance as at 31st December 2001 was US$699,200,000 (United States Dollars Six Hundred and Ninety Nine Million and Two Hundred Thousand).

We have valued the above properties in Hong Kong in accordance with the Hong Kong Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors. The properties in Singapore and Vietnam have been valued in accordance with the RICS Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors.

We have inspected the properties without either making structural surveys or testing the services. We have been supplied with details of tenure, tenancies and other relevant information.

In arriving at our opinions, each property was valued individually, on an open market value basis, calculated on net income allowing for reversionary potential, however no allowance has been made for expenses of realisation or for taxation which might arise in the event of disposal.

Yours faithfully,

Jones Lang LaSalle Ltd
Hong Kong, 26th February 2002

Property Portfolio

At 31st December 2001

Commercial Property

	LETTABLE AREA Total	Office	Retail	Total levels	Year of completion	Lease expiry
	(in thousands of square feet)					
Hong Kong *						
Alexandra House	362	326	36	37	1976	2899
Chater House (under redevelopment)	475	430	45	33	2002	2898
Exchange Square	1,482					2057**
One Exchange Square		572	–	52	1985	
Two Exchange Square		506	–	51	1985	
Three Exchange Square		323	–	33	1988	
Podium		–	49	3	1985	
The Forum		–	32	5	1988	
The Hong Kong Club Building	147	142	5	25	1984	2009
Jardine House	698	657	41	52	1973	2045**
The Landmark	1,219					2842
Gloucester Tower		484	–	48	1980	
Atrium		–	217	5	1980	
Edinburgh Tower		518	–	47	1983	
Prince's Building	545	407	138	29	1965	2895
1063 King's Road	223	220	3	31	1999	2881
	5,151	4,585	566			
Singapore						
One Raffles Link	307	235	72	10	2000	2095
Hanoi, Vietnam						
Central Building	40	36	4	9	1995	2033
63 Lý Thái Tô'	76	70	6	10	1998	2039
	423	341	82			

* Property in Hong Kong is almost entirely held under leases originally granted from the Crown. Under the Basic Law of the Hong Kong Special Administrative Region, all rights in relation to such leases will continue to be recognised and protected. All the Group's investment properties are leasehold and directly held under these leases, except for an interest in the non-Club area of The Hong Kong Club Building which is held under a sub-lease from The Hong Kong Club.

** There is an option to renew these leases for a further term of 75 years.

Residential Property

	Address	No. of units	Area	Year of completion	Lease expiry
Stanley Court	9 Stanley Mound Road, Stanley, Hong Kong	21 townhouses	43,600 sq. ft	1988	2074
Belcher's Street (under redevelopment)	26 Belcher's Street, Hong Kong	140 apartments	97,000 sq. ft	2004	2872

Properties in Hong Kong's Central Business District



Since the founding of Hong Kong in 1842, a quarter square mile of land in Central has been the focus of business, finance and Government. Today, it is also the location of Hongkong Land's unique portfolio of interconnected buildings. The northern shoreline of Hong Kong Island has been reclaimed four times to create this area. The latest major reclamation (above) is part of the Hong Kong SAR Goverment's far-sighted "Metroplan", which is creating new land for infrastructure to support future economic growth. Phase 1 of the Central and Wanchai Reclamation was started in 1993 and completed in 1998. It has provided 20 hectares of new land contiguous with Hongkong Land's portfolio, strengthening the focus of the Central business and financial district as well as adding new facilities including the Central Station of the Airport Railway. The next phase of the reclamation will commence in 2002 and is expected to be completed in 2007. It will add 18 hectares of new land to the east of Phase 1 and house the underground Central – Wanchai Bypass and North Hong Kong Island line as well as the waterfront promenade.

The Group's portfolio accounts for a substantial portion of the prime office space in Hong Kong's Central business and financial district. Located within this area are the Hong Kong head offices of many of the world's leading banks, the Stock Exchange, the Legislative Council Building and the Hong Kong SAR Central Government Offices, as well as an unequalled concentration of the world's finest retail names.


City Hall
Chater Garden
Statue Square
Mandarin Oriental
Hongkong Land properties
Pedestrian bridges
Mass Transit Railway access
Public car park

1 One Exchange Square
2 Two Exchange Square
3 Three Exchange Square
4 The Forum
5 Jardine House
6 Chater House (under redevelopment)
7 Alexandra House
8 Gloucester Tower
9 Edinburgh Tower
10 The Landmark Atrium
11 Prince's Building
12 The Hong Kong Club Building

The Hong Kong Central Portfolio


One & Two Exchange Square


Three Exchange Square


The Forum


Jardine House


Alexandra House


Gloucester Tower & Edinburgh Tower


The Landmark Atrium


Prince's Building


The Hong Kong Club Building

Hongkong Land Holdings Limited

Jardine House Hamilton Bermuda

www.hkland.com